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August 1, 2011	HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Via EDGAR

Katherine Hsu

Office Chief

Office of Structured Finance

Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

RE:	CarMax Auto Funding LLC
Amendment No. 1 to Registration Statement on Form S-3

Filed July 19, 2011 (File No. 333-174968)

Dear Ms. Hsu:

On behalf of CarMax Auto Funding LLC (“CarMax Auto Funding”), set forth below are CarMax Auto Funding’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the Staff’s letter to Keith D. Browning, dated July 29, 2011 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Form S-3 of CarMax Auto Funding. The response references Amendment No. 2 to Form S-3 which CarMax Auto Funding filed with the Securities and Exchange Commission today. For the convenience of the Staff, the text of the Staff’s comments have been reprinted in italics below, followed by CarMax Auto Funding’s responses in regular print.

Katherine Hsu

August 1, 2011

The Rescission Offer, Procedures for Brokers and Banks; DTC ATOP Account, page 7

1.	Delete the phrase “it is possible that” and the word “may” in the sentence beginning, “Our interpretation of the terms and conditions”.

CarMax Auto Funding has revised the language in question to address your concerns. See page 7.

Material United States Federal Income Tax Consequences related to Rejecting the Rescission Offer and Continuing to Hold the 2011-1 Notes, page 13

2.	We note the statement “Except as discussed in the following paragraph, the 2011-1 Notes are not considered to have been issued with original issue discount”. The following paragraph does not appear to discuss original issue discount. Please supplementally provide us with an explanation.

CarMax Auto Funding has deleted the phrase that reads “Except as discussed in the following paragraph” on page 13.

Exhibit 5.1

3.	Please revise the third limitation in the second to last paragraph on page 2. It appears that the limitation on enforcement of the Indenture, including the phrase “but the inclusion of such provisions does not affect the validity of the Indenture, taken as a whole, and the Indenture, taken as a whole, together with applicable law, contains adequate provisions for the practical realization of the benefits of the security provided thereby” contains inappropriate limitations to the opinion.

The third limitation in the second to last paragraph on page 2 of the legal opinion has been deleted.

Exhibit 8.1

4.	Given the date restriction in the second to last paragraph, please file an opinion dated on the date that the registration statement becomes effective.

CarMax Auto Funding confirms that it will file an executed opinion dated on the date that the registration statement is declared effective.

Katherine Hsu

August 1, 2011

5.	We note the last two sentences of the second full paragraph on page 2 that begins, “Furthermore, in interpreting and complying with the documents in the future…” Since the referenced documents may include conclusions of law, the assumptions made there seem overly broad and inappropriate. We note in particular the statement that counsel has assumed “that all such written advice of counsel are…correct and complete.”

CarMax Auto Funding has revised the opinion to delete the two sentences in question.

****

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2853.

Sincerely,

/s/ Andrew M. Faulkner
Andrew M. Faulkner
Partner

cc:	John M. Stuckey, III
Andrew J. Brady
Derek B. Swanson